Exhibit 99.1

788 – 550 Burrard Street
Vancouver, BC V6C 2B5
P: 604-899-5450
F: 604-484-4710

News Release	No. 14-287 November 25, 2014

Platinum Group Metals Reports 2014 Annual Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports the Company’s financial results for the year ended August 31, 2014.  For details of the consolidated financial statements (the “Financial Statements”), Management’s Discussion and Analysis, Annual Information Form and Annual Report on Form 40-F for the year ended August 31, 2014, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  Shareholders are encouraged to visit the Company’s website at www.platinumgroupmetals.net.  Shareholders may request a copy of the complete Financial Statements from the Company free of charge.

The Company’s cash position at August 31, 2014 was $108 million while at present the Company holds approximately $78 million in cash.  The Company holds cash in Canadian dollars, United States dollars and South African Rand and changes in exchange rates may create variances in the cash holdings reported in Canadian dollars.  All amounts herein are reported in Canadian dollars unless otherwise specified.

Platinum Group is focused on the construction of the Project 1 platinum mine (“Project 1”) located near Rustenburg, South Africa and on further exploration and engineering on the newly discovered Waterberg platinum deposit located north of Mokopane, South Africa.

Phase 2 development at Project 1 began in January 2013 and will continue to utilize a majority of the Company’s cash on hand and planned financing proceeds until positive cash flow is achieved. First production at Project 1 is planned for Q4 of calendar 2015, subject to the Company raising sufficient capital to complete remaining Phase 2 construction.  Project 1 is operated by subsidiary company Maseve Investments 11 (Pty) Ltd. (“Maseve”).  The Company’s owners’ team oversees engineering, procurement, construction and management firm DRA Mineral Projects (Pty) Ltd. and underground mining contractor JIC Mining Services.  Including subcontractors there were approximately 1,631 persons on site at October 31, 2014 involved in underground development, mining and surface construction activities at Project 1.  Approximately 24% of the people working on site are from the local community.  Project 1 is now approximately 64% complete.

At Waterberg the Company has substantially completed its 2014 drilling program and engineering is in progress for a pre-feasibility study on the Waterberg JV Project. The pre-feasibility study is expected to be complete in calendar Q1 or Q2 2015.  No drill rigs are currently operating at Waterberg, but additional follow-up boreholes may be drilled before the end of the year.  Assays for several holes completed in the 2014 program remain outstanding and these will be included in an updated mineral resource estimate for the Waterberg projects in early 2015.

Recent Highlights

•                        On November 3, 2014 the Company announced its intention to offer 150,000 units consisting of US$150,000,000 aggregate principal amount of senior notes due 2021 and the right for noteholders to receive an aggregate of 55,200,000 Common Share purchase warrants.  The offering has not priced or closed as at the date of this news release.  All terms of this proposed offering remain subject to pricing.

•                        On October 31, 2014, the Company terminated the November 2013 mandate of a group of lead arrangers for a proposed US$195 million project loan facility.

•                        On October 21, 2014 the Company announced the completion of 71,000 meters of vertical core drilling at the Waterberg projects, successfully expanding and detailing the Waterberg T, F and Super F Zones. Intercepts included hole WB123 on the Waterberg JV returning an 80 meter thickness intercept of 4.80 g/t 3E (1.41 g/t platinum, 3.18 g/t palladium, 0.21 g/t gold, 0.10 % Cu and 0.23 % Ni) from 370 to 450 meters. Drilling on the T Zone included hole WB126 on the Waterberg JV which returned a 9 meter intercept of 6.23 g/t 3E (1.61 g/t platinum, 3.64 g/t palladium and 0.98 g/t gold) from 236 to 245 meters. The Waterberg III area on the Waterberg Extension property was confirmed by borehole WE046 as a target area for extension of the Waterberg mineralized zones approximately 1.9 kilometers north of the current resource. A deflection hole to WE046 has been drilled and assays for this hole remain outstanding at present.  Please refer to the Technical Report filed today as described below.

•                        On August 21, 2014 the Company announced a favourable award on all matters in arbitration with Wesizwe Platinum Limited and its subsidiary Africa Wide Mineral Prospecting and Exploration (Pty) Ltd. The award confirmed the application of the dilution formula in the Maseve Shareholders Agreement.  As a result of its failure to fund approved cash calls in October 2013 and February 2014, Africa Wide’s interest in Maseve fell to 17.1% in September 2014.

•                      On June 12, 2014, the Company announced an increase in the estimated inferred mineral resource at the Waterberg Projects to 29 million ounces of platinum, palladium, rhodium and gold.  Total inferred resources in the “T” and “F” layers were estimated at 287 million tonnes grading 3.15 g/t 4E (0.94g/t Pt, 1.92 g/t Pd, 0.04 g/t Rh, 0.25 g/t Au, 30%, 61%, 1%, 8% respectively).  On July 25, 2014, the Company filed the associated NI 43-101 report entitled “Revised and Updated Mineral Resource Estimate for Waterberg Joint Venture and Waterberg Extension Projects, South Africa (Latitude 23° 14’ 11”S, Longitude 28° 54’ 42”E)” dated effective June 12, 2014.  With the release of such report, the preliminary economic analysis for the Waterberg JV Project announced on February 14, 2014 ceased to be a “current” technical report.

•                      On March 4, 2014 the Company announced drilling results for the Waterberg Extension, confirming the continuation of the Waterberg deposit northward on strike for approximately 4.7 km from the then known 5.4 km long deposit on the Waterberg JV. Hole WE-022 intercepted 56.02 metres assaying 3.18 g/t 3E (0.87 g/t Pt, 2.13 g/t Pd, 0.18 g/t including 22.00 metres assaying 4.11 g/t 3E (1.16 g/t Pt, 2.72 g/t Pd and 0.23 g/t Au)).

•                      On February 14, 2014, the Company announced the completion of a preliminary economic assessment on the Waterberg JV Project.  On March 13, 2014, the Company filed the associated NI 43-101 technical report entitled “The Preliminary Economic Assessment on Waterberg Joint Venture Project, Limpopo Province, South Africa (23°22’01” south latitude and 28°49’42” east longitude)” dated effective February 14, 2014 (the “PEA”).  The financial valuation in the PEA indicated the viability of the Waterberg JV Project with a 30% level of confidence.  According to the PEA, the Waterberg JV Project could support a decline accessed mine with a 19 year life and steady state production averaging 655,000 ounces per year of platinum, palladium and gold.  Mineral resources that are not mineral reserves do not have demonstrated economic viability. The PEA recommended advancing to a pre-feasibility study.  In July 2014, the Company awarded the independent Qualified Person role for the pre-feasibility study to DRA Mineral Projects (Pty) Ltd.  The pre-feasibility study is anticipated to be completed in early 2015.

•                      On December 31, 2013 the Company closed a bought deal financing for 148.5 million common shares of the Company at a price of $1.18 per share resulting in gross proceeds of $175.23 million.  The offering closed December 31, 2013 with net proceeds to the Company after fees, commissions and costs of approximately $165 million.

•                      On December 9, 2013, the Company announced that Hole WE 08 on the Waterberg Extension returned assay values of 5.26 grams/tonne “3E” platinum, palladium and gold (1.40g/t Pt, 3.59 g/t Pd and 0.27 g/t Au) over an estimated true thickness of approximately 44 metres.  Hole WE 08 is located approximately 340 metres northward along strike from previously announced hole WE 02 (15.63 metres grading 3.16 g/t 3E, 1.11 Pt g/t, 1.92 g/t Pd, 0.13 g/t Au) and approximately 1,600 metres directly along strike from the Waterberg JV deposit.

Results For The Year Ended August 31, 2014

During the year ended August 31, 2014, the Company incurred a net loss of $10.5 million (August 31, 2013 — net loss of $12.1 million). General and administrative expenses during the year were $7.9 million (August 31, 2013 - $6.9 million), gains on foreign exchange were $1.0 million (August 31, 2013 — $8.2 million loss) while stock based compensation expense, a non-cash item, totalled $2.2 million (August 31, 2013 - $1.2 million).  Finance income consisting of interest earned and property rental fees in the year amounted to $3.9 million (August 31, 2013- $5.0 million).  Loss per share for the year amounted to $0.02 as compared to a loss of $0.04 per share for fiscal 2013.

Accounts receivable at August 31, 2014 totalled $13.8 million while accounts payable and accrued liabilities amounted to $28.6 million. Accounts receivable were comprised primarily of value added taxes repayable to the Company in South Africa and amounts receivable from partners. Accounts payable included contract construction fees, drilling expenses, engineering fees, accrued professional fees and regular trade payables for ongoing exploration, development and administration costs.

Total expenditures by the Company for development, construction, equipment and other costs for Project 1 during the year totaled approximately $161 million.  Expenditures by the Company during the year for exploration on the Waterberg projects were approximately $15.7 million, and a further

$2.7 million was funded by joint venture partner, the Japan Oil, Gas and Metals National Corporation (“JOGMEC”).

Earth works and laydown areas for mill and concentrator facilities at Project 1 are now complete. Foundations for major mill and concentrator components are complete and steel erection is now underway. Expected deliveries for all major components remain on schedule. Ancillary servicing for the north decline site, including buildings, piping, cabling, fencing and security, has been completed. Cleaner flotation cells have been delivered to site by Metso Mining and Construction (South Africa) Pty Ltd. Rougher cells and flotation units are being assembled and installed. Change houses, shops and stores facilities are substantially complete. The filter press building and infrastructure is nearing completion with the filter press having been tested in Finland and released for delivery to site before the end of 2014. The primary run of mine ball mill was delivered to site by Outotec RSA (Pty) Ltd. in June 2014. As of November 14, 2014 the primary mill shell and related ends, trunions and gears were substantially installed on their supports. Conveyors, crushers and an ore silo are well advanced.

Underground development at Project 1 has reached the Merensky Reef and initial mining blocks are in planning and early development.  Stockpiling of development muck and early ore is underway. Underground mining of multiple declines and headings continues.  Capital costs have generally been within the Company’s revised peak funding estimate published in April 2012.  First concentrate production is planned for late calendar 2015, subject to the Company raising sufficient capital to complete remaining Phase 2 construction.

Technical Report Filed

The Company has today filed on SEDAR a National Instrument 43-101 technical report. The report, entitled “Technical Report for the Update on Exploration Drilling at the Waterberg Joint Venture and Waterberg Extension Projects, South Africa (Latitude 23° 14′ 00”S, Longitude 28° 55′ 00”E)” is effective October 21, 2014 and was prepared by Kenneth Lomberg, B.Sc. (Hons) Geology, B. Com., M. Eng. Pr.Sci.Nat., MGSSA, and Alan Goldschmidt, B.Sc. (Hons) Geology, GDE, Pr.Sci.Nat., MGSSA of Coffey Mining (SA) Pty Ltd.  A copy of the report can be found at www.sedar.com and www.sec.gov and on the Company’s website.

Outlook

The Company’s key business objectives for calendar 2015 will be to continue with underground development and mine construction at Project 1 and to advance both the Waterberg JV Project and the Waterberg Extension Project.

Development at Project 1 began in January 2013 and will continue to utilize a majority of the Company’s cash on hand until positive cash flow is achieved. First production at Project 1 is planned for Q4 of calendar 2015.

The Company plans to continue working on the Waterberg JV Project with its joint venture partners Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”) and JOGMEC. A resource update is anticipated for the Waterberg JV in early 2015 and work is continuing at present toward the completion of a pre-feasibility study scheduled for Q1 or Q2 of calendar 2015.

Exploration on the Waterberg JV Project and the Waterberg Extension Project continues at present. An important objective for the Company is to determine the scale of the Waterberg deposit and to find the section of the Waterberg deposit with the greatest thickness near surface.  The deposit remains open.

About Platinum Group Metals Ltd.

Platinum Group is based in Johannesburg, South Africa and Vancouver, Canada.  The Company’s business is currently focused on the construction of the Project 1 platinum mine and the exploration and initial engineering on the newly discovered Waterberg platinum deposit, where the Company is the operator of the Waterberg JV Project with JOGMEC and Mnombo. The Company has also expanded its exploration northward on to the Waterberg Extension Project As a result of the resource scale and thickness of the Waterberg deposit, the Waterberg JV Project and the Waterberg Extension Project have increased in importance in the Company’s business over the past year.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release.

On behalf of the Board of

Platinum Group Metals Ltd.

“Frank R. Hallam”

CFO and Director

For further information contact:

R. Michael Jones, President

or Kris Begic, VP, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

www.platinumgroupmetals.net

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the offering, including the terms, potential completion and the use of proceeds of such offering, plans and estimates regarding exploration, studies, development, construction and production on the Company’s properties, other economic projections and the Company’s outlook.  Statements of resources and reserves also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters.

Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, that the Company may be unsuccessful in negotiating with potential investors; that investors may require terms that differ from those set forth in this news release; that the offering may not be fully subscribed; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.